UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2021
Commission File Number: 001-40709

Ardagh Metal Packaging S.A.
(Name of Registrant)
56, rue Charles Martel
L-2134 Luxembourg, Luxembourg
+352 26 25 85 55
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX
The following exhibit is filed as part of this Form 6-K:
Exhibit No.	Exhibit
99.1	Ardagh Metal Packaging S.A. Quarterly Report for the three and nine months ended September 30, 2021

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, Ardagh Metal Packaging S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 28, 2021
Ardagh Metal Packaging S.A.
By: /s/ Oliver Graham

Name: Oliver Graham
Title: Chief Executive Officer